Exhibit 99.4

LETTER OF CONSENT

I, Cassandra Spence, P. Eng., consent to the use of extracts from, or a summary of, the technical report titled “Technical Report, 777 mine, Flin Flon, Manitoba, Canada” dated effective October 15, 2012 (the “Technical Report”) in HudBay Minerals Inc.’s Annual Information Form dated March 27, 2013 (the “AIF”).

I also certify that I have read the AIF and that it fairly and accurately represents the information in the Technical Report that supports the AIF.

Yours very truly,

/s/ Cassandra Spence
Per:	Cassandra Spence, P. Eng.

Dated: March 27, 2013.